

May 9, 2014

Via E-mail
Robert T. Joseph
President
Parnell Pharmaceutical Holdings Ltd
9401 Indian Creek Parkway, Suite 1170
Overland Park, Kansas 66210

**Re:**     **Parnell Pharmaceutical Holdings Ltd**
            **Amendment No. 1 to**
            **Draft Registration Statement on Form F-1**
            **Submitted May 1, 2014**
            **CIK No. 1603429**

Dear Mr. Joseph:

We have reviewed your amended draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.  We note your response to comments 6 and 15, but have not received the supplemental materials. Please note we will need to consider these materials prior to your requesting effectiveness of your registration statement.

2.  We note that you have filed a confidential treatment request with respect to several exhibits to your registration statement. We will require sufficient time to both review your application and the exhibits and resolve any comments on the application prior to your requesting acceleration of your registration statement. Please note that comments on the confidential treatment request may impact disclosure in the prospectus.

3. We note that you refer to the Company as "Parnell Pharmaceuticals Holdings Ltd" on the outside cover page, but you use "Parnell Pharmaceuticals Holdings Pty Ltd" throughout the financial statements section from F-1 to F-77. Please tell us the reason for referring to the Company differently.

Use of Proceeds, page 40

4. We note that you intend to repay the 2013 Parnell Bonds with the offering proceeds. We also note that some of your officers and directors and their affiliates participated in the 2013 Parnell Bonds offering. Please disclose the amount of the offering proceeds that each of your officers and directors and their affiliates will receive as a result of this repayment.

Financial Statements

5  Segment Information, page F-26

5. We note your response to comment 26. However, pursuant to paragraph 23 of IFRS 8, it appears you should disclose for each reportable segment the significant items included within "segment costs" such as depreciation and amortization.

26 Contingencies, page F-50

6. We note in the Risk Factor disclosure on page 17, if you have not obtained registration for Zydax in the U.S. or Europe before May 2014 you may be required to start paying certain damages to Elanco. Tell us if you anticipate paying damages to Elanco and explain to us in detail your accounting for this obligation. Refer us in your response to the specific accounting literature you have relied upon as a basis for your accounting and explain your consideration of the guidance in IAS 37.

7. In addition, please provide comprehensive disclosure of this obligation in your footnotes including management's anticipated timing for a decision on Zydax by the FDA and the European regulator. You should also provide management's updated assessment of this obligation in the Risk Factor disclosure on page 17 and elsewhere, as applicable.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters.  Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Kathleen Krebs, Special Counsel, at 202-551-3350, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc:     Via E-mail
        David C. Schwartz, Esq.